Comments #1 and #2

Item 5. Operating and Financial Review and Prospects, page 8

Critical Accounting Policies, page 10

Investments, page 12

1.
It appears from your disclosure that the fair values for €67 billion of your investments are provided in part by pricing services. It appears to be the case from the disclosure that the pricing service, brokers or arranging banks determine fair value rather than management. If this is not the case, please revise your disclosure to clarify.

2.
While you are not required to indicate or infer that pricing services, brokers or arranging banks determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

Response – comments #1 and #2

The reference to pricing services was only intended to be descriptive and provide transparent disclosure with regard to various inputs to the process that the Group uses in determining the fair values of its investment securities. Quotes provided by external parties are considered to be inputs from market participants. They represent objective market sources provided by unrelated parties. We did not intend our references to pricing services to suggest that the Company is not responsible for determining the fair values of these securities nor did we intend to transfer any responsibility to third parties. These numbers are reported in the financial statements prepared by the Group and approved by management. Ultimate responsibility for the determination of these fair values lies with management.

We will revise our disclosures in future filings to clarify this.

Comment #3

Item 5. Operating and Financial Review and Prospects, page 8

Critical Accounting Policies, page 10

Investments, page 12

3.
It appears that you invest in or have other involvement with certain entities that you are not required to consolidate. Please refer to Item 303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet arrangements. For your non-controlled investment funds, for Osiris Capital plc and for any other non-consolidated special purpose entities, please revise your disclosure to address these items:

●	Categories and rating of assets they hold;
●	Weighted-average life of assets the off-balance sheet they hold;
●	Any material difficulties they have experienced in issuing commercial paper or other financing during the period;
●	Any material write-downs or downgrades of assets they hold;

●	Maximum limit of the losses to be borne by any first loss note holders;
●	Types of variable interests you hold in them;
●	Detailed disclosure regarding your obligations under the agreements. For example, consider the following items, to the extent applicable:
o	Whether there are triggers associated with your obligations to fund,
o	Whether there are any terms that would limit your obligation to perform,
o	Any obligations under the facilities and their material terms,
o	Whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;
o	Whether any agreement required you to purchase securities issued by these entities. If not, consider discussing your reasons for the purchase in more detail;
o	Whether you provided or assisted these entities in obtaining any other type of support, or whether it is your current intention to do so; and
o	Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate these entities or incur significant losses associated with them.

Response – comment #3

As disclosed on page 78 (Item 5 – Supplementary Information – Contractual Obligations and Specific Information relating to Off-Balance Sheet Arrangements), from time to time, the Company or its subsidiaries may become involved in contractual arrangements to which an unconsolidated entity is a party, which can assume many different forms such as guarantees, subordinated retained interests in assets transferred, derivative instruments, obligations under variable interest entities including special purpose entities and other contingent arrangements. As indicated by the cross reference on page 78, information on contingent commitments material to AXA can be found in the Notes to the financial statements included in item 18 of our Annual Report on Form 20-F, specifically Note 16 for financing debt, Note 17 for payables and Note 28 for contingent assets and liabilities and unrecognized contractual commitments.

As of December 31, 2007, there were no off-balance sheet arrangements material to investors as defined by Item 303(a)(4) of Regulation S-K other than those disclosed in the financial statements.

Investments in non-controlled investment funds are limited to the shares in these funds and do not meet the definition of off-balance sheet arrangements as there are no arrangements with them other than those disclosed in Note 28 and the Group’s shares in these funds do not provide control.

As disclosed in Note 19 on page 323, Osiris Capital plc (“Osiris”) is a special purpose vehicle established in connection with a program designed to transfer mortality risk to the capital markets and diversify sources of cover for the Group’s mortality risk exposure. In connection with this program, AXA entered into a derivative contract with Osiris recognised as such on the balance sheet at fair value at the closing date. There is no other arrangement with this vehicle. AXA holds neither shares nor voting rights in Osiris and the Group retains no other interest in this vehicle. Accordingly, Osiris Capital plc does not meet the definition of an off-balance sheet arrangement.

In cases where material arrangements with special purpose vehicles result in control of the SPV, such entities are consolidated as disclosed in Note 2.2 of the financial statements.

Comment #4

Item 5. Operating and Financial Review and Prospects, page 8

Critical Accounting Policies, page 10

Investments, page 12

4.	Also revise your disclosures to address:

●	the scenarios where you would have to consolidate these entities and your expectation of the likelihood of such consolidation;
●	the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of these entities; and
●
any known trends or uncertainties that you may reasonably expect to have a material favourable or unfavourable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with your non-controlled investment funds, Osiris Capital Plc and other non-consolidated special purpose entities if any.

Response – comment #4

Scenarios where we would have to consolidate these entities - trends and uncertainties
Should the Group’s share in held non-controlled investment funds remain unchanged, most of these funds would still be unconsolidated, with the held investment funds shares being recognized on the balance sheet at fair value at the closing date.

The only scenarios under which AXA believes it would have to consolidate such entities relate to funds originated by the Group’s asset management subsidiaries where AXA Group’s ownership interest is close to 50%. In such cases, if market conditions were to improve such that fees received would become material, the Group could be considered as having obtained control (as defined by IAS 27/SIC 12) of these funds.

This analysis led the Group to state in the Critical Accounting Policies on page 11 (Item 5—Critical Accounting Policies—Scope of Consolidation) and page 79 (Item 5 - Supplementary Information – Contractual Obligations and Specific Information relating to Off-Balance Sheet Arrangements), that given the nature of the Group activities (no securitization of AXA’s own invested assets), the current market conditions did not lead to the consolidation of off-balance sheet special purpose vehicles originated by the Group.

In future filings, we will add the above clarifications to our item 5 disclosure.

Frequency of the scope of consolidation review and the triggers of reconsideration
As mentioned in the Group’s Critical Accounting Policies on page 11 (Scope of consolidation), the Group’s approach for the determination of entities to be included in the scope of consolidation is based on an analysis of the concept of control. The concept of control is used as the basis for consolidation of all entities, including consolidation of Special Purpose Vehicles (SPVs), also referred to as Special Purpose Entities (SPEs). Under IAS 27 and SIC 12, control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Entities that are controlled in substance, even without the majority of voting rights, are also consolidated. In this regard, the determination of the scope of consolidation involves some elements of judgment.

In particular, in the case of a SPE, control may exist when, in substance:
●	the activities of the SPE are being conducted on behalf of AXA according to its specific business needs so that AXA obtains benefits from the SPE’s operations;
●	AXA has the decision-making powers to obtain the majority of the benefits of the SPE or, by setting up an “autopilot” mechanism, AXA has delegated these decision-making powers;
●	AXA has rights to obtain the majority of the benefits of the SPE and may be exposed to risks of the SPE; or
●	AXA retains the majority of the residual or ownership risks related to the SPE or its assets.

The AXA Group scope of consolidation is reviewed twice a year.  The review reconsiders the determination of entities to be included in the scope of consolidation based on the analysis of the concept of control for the half year 30 June and full year, 31 December closings. The analysis considers any changes or updates in the Group’s power to govern the financial and operating policies of the entities so as to obtain benefits from its activities.

The reassessment is performed if there are changes to the vehicle structure, ownership, activities or other arrangements.  Examples of such typical triggers of reconsideration are:
●	changes to the entity’s legal structure or governing agreements;
●	changes in contractual arrangements of the entity;
●	changes in ownership or equity holdings;
●	changes in activities or decision making abilities; and
●	other changes that may impact the Group’s ability to obtain benefits or its exposure to risks and losses.

In future filings, we will include the clarifications above regarding the frequency of the scope of consolidation review and the triggers of reconsideration.

Comment #5

Items 15. Controls and Procedures, page 102

5.
You state that your officers concluded that your disclosure controls and procedures provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures were actually effective as required in the release. Please revise the wording to make it clear that the controls were effective not just effectively designed.

Response – comment #5

As required by Rule 13a-15 of the Securities Exchange Act of 1934, the certifying officers evaluated the effectiveness of AXA's disclosure controls and procedures.  Item 15 in our Annual Report on Form 20-F for 2007 is intended to reflect this evaluation, in that it states that the officers concluded that the disclosure controls and procedures provide reasonable assurance that all required information is disclosed as required by the SEC. AXA's Item 15 statement is not limited to the "design" of the controls.  However, in order to avoid any ambiguity, AXA will, in its future Annual Reports on Form 20-F, specifically clarify, as requested by the Staff, that the controls were effective (e.g., by including the words "were effective to" before "provide reasonable assurance").

Comment #6

Annual Report

Consolidated Financial Statements, page 197

Note 9, Investments, page 247

6.
Please direct us to existing disclosures or disclose the sensitivity analysis required by paragraph 27(c) of IFRS 7. Identify the changes in the key assumptions you made since the last reporting date and disclose the information required by paragraph 27(d) of IFRS 7 as applicable.

Response – comment #6

As disclosed in Note 9.9 on page 266, the amount of assets measured at fair value using in whole or in part a valuation technique based on assumptions that are not supported by prices from current market transactions and not based on available observable market data is less than 1.5% of financial invested assets held by the Group excluding derivatives and assets backing contracts where the financial risks are borne by policyholders. IFRS 7.27 (c) requires additional disclosures only if changing one or more of those assumptions to reasonably possible alternative assumptions would change fair value significantly. As a result, no additional disclosure as per IFRS 7.27(c) is required and IFRS 7.27(d) does not apply either.